Exhibit 2.2

Description of Securities
Registered under Section 12 of the Securities Exchange Act of 1934

As of June 30, 2024, Recon Technology, Ltd (the “Company,” “we,” “our” or “us”) had one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as follows:

Title of each class	Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0001 per share	RCON	Nasdaq Capital Market

Capitalized terms used but not defined herein shall have the meanings given to them in the annual report on Form 20-F.

We (Recon Technology, Ltd) are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Companies Act (as revised) of the Cayman Islands, which is referred to as the Companies Act below, and the laws of the Cayman Islands. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.

Our authorized share capital consists of US$58,000 divided into 500,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each. As of the date of this prospectus, 7,987,959 Class A ordinary shares and 20,000,000 Class B ordinary shares are issued and outstanding. We have issued and outstanding 4,456 options from our share option pool.

Ordinary Shares

Holders of Class A Ordinary Shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors and auditor. Holders of Class B Ordinary Shares are entitled to cast fifteen votes on all matters submitted to a vote of shareholders, including the election of directors and auditor. The holders of all ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and subject to any preference of any then authorized and issued preferred shares. Such holders do not have any preemptive rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the Company, subject to any preference of any then authorized and issued preferred shares. All outstanding ordinary shares are fully paid and non-assessable.

On March 29, 2024, the Company held its annual meeting, at which the Company’s shareholders approved (i) a capital increase to the authorised share capital by the creation of 350,000,000 additional Class A Shares with a nominal or par value of US$0.0925 each and 60,000,000 Class B ordinary shares with a nominal or par value of US$0.0925 each; (ii) a share consolidation or reverse stock split of only the Class A Shares, at a ratio of one-for-eighteen (the “2024 Reverse Stock Split”), such that there were then 27,694,610.80 Class A Shares with a nominal or par value of US$1.67 (together with 60,000,000 Class B ordinary shares with a nominal or par value of US$0.0925 each); (iii) a subsequent share subdivision of all shares at a ratio of 1:17,349.9459 into 480,500,000,000 Class A Shares with a nominal or par value of US$0.0001 each and 56,000,000,000 Class B ordinary shares with a nominal or par value of US$0.0001 each; and (iv) a final capital reduction by the cancellation of 480,000,000,000 unissued Class A Shares and the cancellation of 55,920,000,000 unissued Class B ordinary shares, such that the final authorized share capital of the Company, following each of the above stages was amended from: US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each (collectively, the “Capital Amendment”). No fractional ordinary shares were issued to any shareholders in connection with the Capital Amendment. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Capital Amendment.

Preferred Shares

Pursuant to our Articles and Cayman Islands law, our Company may by Special Resolution establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by the Special Resolution. Any preferred shares issued will include restrictions on voting and transfer intended to avoid having us constitute a “controlled foreign corporation” for United States federal income tax purposes. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of the ordinary shares deny shareholders the receipt of a premium on their ordinary shares in the event of a tender or other offer for the ordinary shares and have a depressive effect on the market price of the ordinary shares.

Class B ordinary shares

Under the Fourth Amended and Restated Memorandum and Articles of Association of the Company, each Class B ordinary share is convertible into one-eighteenth (1/18) of one Class A Share at any time by the holder. The number of Class B ordinary shares held by a holder will be automatically and immediately converted into corresponding number of Class A Shares in the ratio of 1/18 upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder. Furthermore, Class A Shares are not convertible into Class B ordinary shares under any circumstances. Finally, except for voting rights and conversion rights as set forth in the Fourth Amended and Restated Memorandum and Articles of Association of the Company, the Class A Shares and the Class B ordinary shares shall have the same rights, preferences, privileges and restrictions.

Limitations on the Right to Own Shares

There are no limitations on the right to own our shares.

Changes in Capital

We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. An ordinary resolution is a resolution that must be approved by holders of a majority of outstanding voting shares to become effective. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	in many circumstances, sub-divide our existing shares, or any of them, into shares of smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share form which the reduced share is derived; and

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by Special Resolution and subject to the provisions of Cayman Islands law, carry out a capital reduction. Our Articles of Association provide that a Special Resolution is also required to reduce any capital redemption reserve fund. A special resolution is a resolution that must be approved by holders of more than two-thirds (2/3) of the outstanding voting shares to become effective, provided, however a company’s Articles of Association may impose a higher threshold. Our Articles of Association require that Special Resolutions receive at least two-thirds (2/3) approval.

Corporate Governance

●	We have adopted NASDAQ-mandated corporate governance measures, including a Board of Directors comprised of a majority of independent directors. We have established an Audit Committee, a Nominating Committee and a Compensation Committee, and each committee is comprised solely of independent directors. We have also adopted a Code of Ethics and have taken other steps to ensure proper corporate governance.

●	Under Cayman Islands law, our Directors have a fiduciary duty to the Company. They have a duty to act in good faith in their dealings with or on behalf of our company and exercise their powers and fulfill the duties of their office honestly. These duties have four essential elements: (i) a duty to act in good faith in the best interests of the Company; (ii) a duty not to personally profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise the powers of a director for the purpose for which such powers were intended.

●	Cayman Islands law and our Articles of Association provide that shareholders may approve matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

●	Cayman Islands law and our Articles of Association allow our shareholders holding not less than ten percent (10%) of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our Articles of Association require us to call such meetings.

●	Under our Articles of Association, directors can be removed with cause or by a special resolution (being the vote of holders of a two thirds majority of our shares), cast at a general meeting, or the unanimous written resolution of all shareholders.

●	All material related party transactions must be approved by our board of directors. Such material related party transactions must be made or entered into on bona fide terms in the best interests of the Company and not with the effect of constituting a fraud on the minority shareholders.

●	Under the Companies Act of the Cayman Islands and our Articles of Association, our Company may be voluntarily dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or by ordinary resolutions at a meeting if the Company is no longer able to pay its debts as they fall due or in each case by the unanimous written resolution of all shareholders. In addition, our Company may be wound up by the Grand Court of the Cayman Islands if the Company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company be wound up.

●	Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud, willful neglect or default of such directors or officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable as a matter of United States law.

●	There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

●	Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our Memorandum and Articles of Association. However, we will provide our shareholders with annual audited consolidated financial statements.

Anti-takeover Effects

●	Our board of directors is divided into three (3) classes of directors. The current terms of the directors expire in 2023, 2024 and 2025. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

●	As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting.

●	A plan of merger or consolidation must be approved by (i) a shareholder resolution of each constituent company by a special resolution (being a 2/3rd majority).

●	When a take-over offer is made and accepted (within four (4) months) by holders of not less than 90% of the shares affected, the offeror may, within a two (2) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights.

●	Under Cayman Islands law and our Articles of Association, if at any time the share capital is divided into more than one class of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the shareholders of two thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two thirds (2/3) of such holders of the shares of that class.

●	As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by way of a Special Resolution with the vote of holders of two-thirds (2/3) of our shares voting at a meeting or the unanimous written resolution of all shareholders.